SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, DC 20549

                           FORM 12b-25

                                 Commission File Number 000-20995

                   NOTIFICATION OF LATE FILING

(Check One): [   ]Form 10-KSB   [   ]Form 20-F   [   ]Form 11-K
             [ X ]Form 10-QSB   [   ]Form N-SAR

     For Period Ended:     JUNE 30, 2002
                      -------------------------------------------
[  ]Transition Report on Form 10-K [  ]Transition Report on Form 10-Q
[ ]Transition Report on Form 20-F [ ]Transition Report on Form N-SAR [ ]Transition Report on Form 11-K

     For the Transition Period Ended:
                                     ------------------------

     Nothing in this form shall be construed to imply that the commission has verified any information contained herein.

     If the notification relates to a portion of the filing
checked above, identify the item(s) to which the notification relates:
        -----------------------------------------------------
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                             PART I
                     REGISTRANT INFORMATION

Full name of registrant    EDGE TECHNOLOGY GROUP, INC.
                         -------------------------------------
Former name if applicable
                         -------------------------------------
Address of principal executive office (Street and number)

                        1445 ROSS AVENUE, SUITE 4500
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City, state and zip code     DALLAS, TEXAS 75240
                         -------------------------------------

                             PART II
                     RULE 12b-25 (b) AND (c)

        If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.
        Check appropriate box.)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
 [X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                            PART III
                            NARRATIVE

     State below in reasonable detail the reasons why Form 10-KSB, 11-K, 20-F, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

                       See Attachment III


                             PART IV
                        OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification:


        David N. Pilotte         214             397-0200
     ------------------------------------------------------------
          (Name)              (Area Code)    (Telephone Number)

     (2) Have all other periodic reports required under Section
13 or 15(d) of the Securities Exchange Act of 1934 or Section 30
of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                  ( X )Yes  (   )No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                ( X )Yes  (   )No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                         See Attachment IV



                     EDGE TECHNOLOGY GROUP, INC.
    ---------------------------------------------------------
          (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  August 14, 2002        By:  /s/  DAVID N. PILOTTE
       ----------------       ---------------------------
                              Name:  David N. Pilotte
                                   ---------------------------
                              Title: Principal Financial and
                                     Accounting Officer
                                   ---------------------------

                          Attachment III
              to Notification of Late Filing of Form 10-Q
                for the Quarter Ended June 30, 2002

The Registrant was unable to file on August 14, 2002, its Quarterly Report on Form 10-QSB for the quarter ended June 30, 2002, ("Form 10-QSB") due to the timing of, and issues associated with, properly accounting for the Company's recent acquisitions. The Registrant expects, however, to be in a position to file the Form 10-QSB, on or before August 19, 2002.

                          Attachment IV
            to Notification of Late Filing of Form 10-Q
              for the Quarter Ended June 30, 2002

For the quarter ended June 30, 2002, the Registrant expects to report revenues of approximately $500,000, gross profit of approximately $175,000, an operating loss of approximately $650,000, and net loss of approximately $670,000 or $.04 cents per share. The primary factor giving rise to the change from the comparable period in the prior year is the current period acquisitions. The foregoing projections are forward-looking statements based on the Registrant's assumptions and estimates of the results to be reported in its Form 10-QSB to be filed on or before August 19, 2002. No independent accountant has expressed an opinion on these estimates.